SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               Kaneb Services LLC
                     --------------------------------------
                                (Name of Issuer)

                                  Common Shares
                     --------------------------------------
                         (Title of Class of Securities)

                                   484173 10 9
                     --------------------------------------
                                 (CUSIP Number)

                                 John R. Barnes
                             c/o Kaneb Services LLC
                          2435 North Central Expressway
                              Richardson, TX 75080
                                  972-699-4000
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Page 1 of 3 Pages)

                                   -----------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                  John R. Barnes

-------- -----------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)
                                                                        (b)  X

-------- -----------------------------------------------------------------------

   3     SEC USE ONLY



-------- -----------------------------------------------------------------------

   4     SOURCE OF FUNDS *

                   OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)



-------- -----------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

-------- -----------------------------------------------------------------------

------------------------- ------- ----------------------------------------------------------------------------------


       NUMBER OF            7    SOLE VOTING POWER                                                      46,638
         SHARES
      BENEFICIALLY       ------- -----------------------------------------------------------------------------------
        OWNED BY
          EACH              8    SHARED VOTING POWER                                                    406,890
       REPORTING
         PERSON          ------- -----------------------------------------------------------------------------------
          WITH
                            9    SOLE DISPOSITIVE POWER                                                 67,563

                         ------- -----------------------------------------------------------------------------------

                            10   SHARED DISPOSITIVE POWER                                               406,890

------------------------- ------- ----------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  474,453

-------- -----------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *




-------- -----------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  4.37%

-------- -----------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON *


                  IN
-------- -----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Barnes beneficially owns an aggregate of 474,453 shares of Common Shares representing approximately 4.37% of the Common Shares outstanding as of July 24, 2001. This includes shares of Common Shares that Mr. Barnes has the right to acquire beneficial ownership of within 60 days and such shares have been included for purposes of computing the percentage of outstanding shares of Common Shares owned by Mr. Barnes. Any shares of Common Shares not outstanding and subject to options, warrants, rights or conversion privileges held by any person other than Mr. Barnes have not been included for purposes of computing the percentage of outstanding shares of Common Shares owned by Mr. Barnes.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Shares beneficially owned by Mr. Barnes, see rows 7-10 of the cover page above.

     (c) All of the Common Shares beneficially owned by Mr. Barnes were acquired as a result of the distribution on June 29, 2001, by Kaneb Services, Inc. of all of the outstanding Common Shares of Kaneb Services LLC to the shareholders of Kaneb Services, Inc. Within the last 30 days, Mr. Barnes transferred to an entity for the benefit of members of Mr. Barnes' family options covering 103,871 common shares that he had previously beneficially owned. Mr. Barnes has no beneficial ownership in the entity or in any shares that it may acquire.

     (d) Of the 474,453 shares of Common Shares listed in Item 5(a), 427,815 shares of Common Shares are held in trusts in which certain other individuals have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Shares. No such interest relates to more than five percent of the issued and outstanding shares of Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Of the 427,815 shares of Common Shares referenced in Item 5(d), which are included in Item 5(a), 320,925 of the shares are held in trusts settled for the benefit of Mr. Barnes's immediate family members in which Mr. Barnes acts as one of the investment advisors. The remaining 106,890 shares are also held in trusts settled for the benefit of Mr. Barnes' immediate family members; however, Mr. Barnes has the right to acquire beneficial ownership of the Common Shares in these trusts within 60 days.

Item 7.   Material to be Filed as Exhibits.

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2001


                                                       //s//
                                               -------------------------
                                                   John R. Barnes